Asset Entities Inc.

100 Crescent Ct, 7th Floor

Dallas, TX 75201

January 31, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mitchell Austin

Re:	Asset Entities Inc.
Registration Statement on Form S-1 (File No. 333-267258)

Dear Mr. Austin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Asset Entities Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 5:00 p.m. (Eastern Time) on Thursday, February 2, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Asset Entities Inc.

By:	/s/ Arshia Sarkhani
Arshia Sarkhani
Chief Executive Officer and President

cc:  Louis A. Bevilacqua, Esq.